SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

ACCELERON PHARMA INC.

(Name of Subject Company (Issuer))

Astros Merger Sub, Inc.

a wholly owned subsidiary of

Merck Sharp & Dohme Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Michael J. Riella

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,780,293,020	$1,092,034

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Acceleron Pharma Inc. (“Acceleron”), at a purchase price of $180.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of October 7, 2021 (the most recent practicable date): (i) 61,147,922 shares of Acceleron common stock were issued and outstanding, (ii) 3,440,437 shares of Acceleron common stock were subject to outstanding Acceleron stock options, (iii) 530,074 shares of Acceleron common stock were subject to outstanding Acceleron restricted stock unit awards, (iv) 302,656 shares of Acceleron common stock were subject to outstanding Acceleron performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 25,000 shares of Acceleron common stock pursuant to Acceleron’s 2013 Employee Stock Purchase Plan were outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by .0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,092,034	Filing Party: Astros Merger Sub, Inc. and Merck Sharp & Dohme Corp.
Form or Registration No.: Schedule TO-T	Date Filed: October 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 12, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acceleron Pharma Inc., a Delaware corporation (“Acceleron”), at a purchase price of $180.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby further amended and supplemented by adding the following new paragraph after the second paragraph in Section 16—“Certain Legal Matters; Regulatory Approvals – Foreign Regulatory Filings in Germany and Austria” of the Offer to Purchase:

“On November 5, 2021, the FCO issued an unconditional phase 1 clearance letter with respect to the Offer and the Merger, and the relevant review period for the Austrian competition authorities expired on the same day. Accordingly, the condition to the Offer relating to the receipt of approvals under antitrust laws in Germany and Austria applicable to the transactions under the Merger Agreement has been satisfied.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the first and second paragraphs of the subsection titled “Certain Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and replacing them with the following paragraphs:

“Between October 13, 2021 and November 5, 2021, ten complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the District of Delaware, the United States District Court for the Eastern District of Pennsylvania and the United States District Court for the Eastern District of New York by putative stockholders of Acceleron: Wang v. Acceleron Pharma Inc. et al., No. 1:21-cv-08430, filed October 13, 2021 (S.D.N.Y.); Finger v. Acceleron Pharma Inc. et al., No. 1:21-cv-08615, filed October 20, 2021 (S.D.N.Y.); Wilson v. Acceleron Pharma Inc. et al., No. 1:21-cv-01473, filed October 20, 2021 (D. Del.); Ciccotelli v. Acceleron Pharma Inc. et al, No. 1:21-cv-08638, filed October 21, 2021 (S.D.N.Y) (the “Ciccotelli Action”); Nagel v. Acceleron Pharma Inc. et al., No. 1:21-cv-08644, filed October 21, 2021 (S.D.N.Y.); Whitfield v. Acceleron Pharma Inc. et al., No. 2:21-cv-04628, filed October 21, 2021 (E.D. Pa.); Combs v. Acceleron Pharma Inc. et al., No. 1:21-cv-05874, filed October 21, 2021 (E.D.N.Y.); Kulish v. Acceleron Pharma Inc. et al., No. 1:21-cv-08676, filed October 22, 2021 (S.D.N.Y.); Kent v. Acceleron Pharma Inc. et al., No. 1:21-cv-08861, filed October 29, 2021 (S.D.N.Y.); and Reed v. Acceleron Pharma Inc. et al., No. 1:21-cv-09189, filed November 5, 2021 (S.D.N.Y) (collectively, the “Complaints”). All of the Complaints name Acceleron and the members of the Acceleron Board as defendants, and the complaint in the Ciccotelli Action also names Parent and Purchaser as defendants. The Complaints assert claims under the federal securities laws in connection with the Schedule 14D-9 that was filed with the SEC by Acceleron on October 12, 2021, alleging that the document contains materially incomplete and misleading information. The Complaints seek, among other relief, injunctive relief to prevent consummation of the transactions contemplated by the Merger Agreement until the alleged disclosure violations are cured, as well as damages and attorneys’ fees and costs.

If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press release issued by Merck & Co, Inc., dated November 8, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Astros Merger Sub, Inc.

By:	/s/ Rita Karachun
	Name:	Rita Karachun
	Title:	President

Merck Sharp & Dohme Corp.

By:	/s/ Jon Filderman
	Name:	Jon Filderman
	Title:	Vice President

Date: November 8, 2021